# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Antares Private Credit Fund, CIK 0001976336
CUSIP: 036643302
Title of class of securities: Class I Shares, par value $0.01 per share
Address of issuer's principal executive offices: 320 South Canal Street, Suite 4200, Chicago, Illinois (IL), 60661
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001228242

## Reporting persons
- British Columbia Investment Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (11.79% of the class)
- Bryde Investment Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: British Columbia Canada (A1); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (11.79% of the class)
- Skana IMC GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (11.79% of the class)

## Item 1. Issuer
Name of issuer: Antares Private Credit Fund
Address of issuer's principal executive offices: 320 South Canal Street, Suite 4200, Chicago, IL, 60606

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to Class I Shares of Antares Private Credit Fund (the "Issuer") are:

British Columbia Investment Management Corporation, a corporation established under the statutes of British Columbia, Canada

Bryde Investment Limited Partnership, a limited partnership organized under the laws of British Columbia

Skana IMC GP Inc., a Canadian corporation
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:

750 Pandora Ave, Victoria, British Columbia, Canada, V8W 0E4
Citizenship: See Item 4 of each of the cover pages to this Schedule 13G

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Bryde Investment Limited Partnership directly holds 3,000,000 Class I Shares. Skana IMC GP Inc. is the general partner of Bryde Investment Limited Partnership, and is wholly-owned by British Columbia Investment Management Corporation. British Columbia Investment Management Corporation directly controls Skana IMC GP Inc., which directly controls Bryde Investment Limited Partnership. The ownership percentages are based on 25,436,857 outstanding Class I Shares as of March 31, 2025, as provided to the Reporting Persons by the Issuer.
Percent of class: 11.79
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- British Columbia Investment Management Corporation: /s/ Hui Chun Cathy Lin - for British Columbia Investment Management Corporation, By: Hui Chun Cathy Lin, Vice President & Chief Compliance Officer (05/06/2025)
- Bryde Investment Limited Partnership: /s/ Kenton Freitag - for Bryde Investment Limited Partnership, By: Skana IMC GP Inc., its General Partner, By: Kenton Freitag, its President (05/06/2025)
- Skana IMC GP Inc.: /s/ Kenton Freitag - for Skana IMC GP Inc., By: Kenton Freitag, President (05/06/2025)